FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on June 27, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 28, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

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NEWS RELEASE

Komatsu Ltd. 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Corporate Communications Dept. TEL: +81-(0)3-5561-2616 Date: June 27, 2005 URL: http://www.komatsu.com/

Komatsu Ltd., signs a definitive agreement to sell its

polysilicon business (ASiMI)

Komatsu Ltd. (CEO: Masahiro Sakane) signed a letter of intent on February 10 to sell 75% of its ownership interest in its U.S. subsidiary, Advanced Silicon Materials LLC (“ASiMI”), to Renewable Energy Corporation AS (“REC”), a Norwegian company, and since has held negotiations aiming to execute definitive agreements.

As a result, Komatsu America Corp., Komatsu’s U.S. subsidiary with 100% ownership interest of ASiMI, formally signed the definitive agreement with SGS Holdings Inc., a U.S. subsidiary of REC. The transaction is scheduled to close at the end of July, subject to the satisfaction of certain conditions in the definitive agreements.

Outline of Advanced Silicon Materials LLC (ASiMI)

Company Name:	Advanced Silicon Materials LLC
Established:	1990
Head Office:	Butte, MT, U.S.A.
President & CEO:	Michael W. Kerschen
Main Businesses:	Manufacture and sale of polycrystalline silicon principally for semiconductor applications and sale of silane gas principally for the semiconductor and LCD markets
Shareholders:	Komatsu America Corp. * 100%
Manufacturing Base:	Butte, MT, U.S.A.
Number of Employees:	Approx. 400 (March 31, 2005)
Annual Sales:	Approx. 14.8 billion yen (USD138 million) (Fiscal Year Ending March 2005)

* Komatsu America Corp. is a wholly owned subsidiary of Komatsu Ltd. and is the regional headquarter in U.S.A.

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